SUB-ITEM 77M:

On June 2, 2009, the Board of Directors of the SunAmerica Focused Series, Inc. approved the Agreement and Plan of Reorganization pursuant to which the Focused Mid-Cap Value Portfolio would transfer all of its assets to the Focused Small-Cap Value Portfolio, also a series of the SunAmerica Focused Series, Inc., in exchange solely for the assumption of the Focused Mid-Cap Value Portfolio's liabilities by the Focused Small-Cap Value Portfolio and Class A, Class B and Class C shares of the Focused Small-Cap Value Portfolio, which shares will be distributed by the Focused Mid-Cap Value Portfolio to the holders of its shares in complete liquidation thereof (the "Reorganization"). On October 16, 2009, shareholders of the Focused Mid-Cap Value Portfolio approved the Agreement and Plan of Reorganization, and the Reorganization was consummated on October 26, 2009.